ETF Series Solutions

Amended and Restated Fee Waiver Agreement

February 20, 2026

THIS AMENDED AND RESTATED FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions (the “Trust”), a Delaware statutory trust, on behalf of the AAM Crescent CLO ETF (the “Fund”), a series of the Trust, and Advisors Asset Management, Inc. (the “Adviser”), the Fund’s investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to institute the Fee Waiver (as defined below); and

WHEREAS, the Trust and the Adviser have determined to amend and restate the certain Fee Waiver Agreement, dated October 14, 2025, in its entirety for the purpose of extending the term of the Agreement as set forth in paragraph 2, below.

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.FEE WAIVER. The Adviser agrees to waive a portion of its management fee equal to 0.31% (the “Fee Waiver”) of the Fund’s average daily net assets on the first $100 million of Fund assets.
2.TERM. The Fee Waiver shall remain in effect until at least February 28, 2027, unless sooner terminated as provided herein.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5.ENTIRE AGREEMENT. This Agreement replaces and supersedes all prior agreements and amendments relating to this subject matter.
6.AMENDMENTS. This Agreement may be amended or modified by mutual written consent of the parties hereto and approval of the Board of Trustees of the Trust. Any such amendment shall be in writing and signed by an authorized representative of each party and shall not be effective until approved by the Board of Trustees of the Trust.
7.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be
Fee Waiver Agreement

construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

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[Signature Page to Follow]

ETF Series Solutions on behalf of the AAM Crescent CLO ETF		Advisors Asset Management, Inc.

By:	/s/ Noelle-Nadia A. Filali	By:	/s/ Marilee Ferone
Name:	Noelle-Nadia A. Filali	Name:	Marilee Ferone
Title:	Assistant Secretary	Title:	Executive Vice President
Fee Waiver Agreement